07021701

Superior Plus Income Fund
File No. 82-34838
Exemption Pursuant to Rule 12g3-2(b)

Superior Plus

SUPPL

NEWS

TSX: SPF.UN

For Immediate Release

2006 Fourth Quarter and Annual Results Analyst Conference Call – Time Change

Calgary, February 22, 2007… Superior Plus Income Fund (the "Fund") today announced a change in time to 9:30 a.m. EST (7:30 a.m. MST) for its conference call and webcast for investors, analysts, brokers and media representatives scheduled for Wednesday, March 7, 2007 to discuss the 2006 fourth quarter and annual results. The results are expected to be released on March 6, 2007. To participate in the call, dial: 1-800-732-9307. A recording of the call will be available for replay until midnight, April 4, 2007. To access the recording, dial: 1-877-289-8525 and enter the pass code: 21217330 followed by the # key. Internet users can listen to the call live, or as an archived call, on the Fund's website under the "Events and Presentations" section.

For further information about Superior Plus, please visit our website at: www.superiorplus.com or contact:

Theresia R. Reisch
Vice-President, Investor Relations & Corporate Secretary
Tel: (403) 218-2953 / Fax: (403) 218-2973
E-mail: treisch@superiorplus.com
Toll Free: 1-866-490-PLUS (7587)

Superior Plus

Leanne E. Likness
Assistant Corporate Secretary
Direct Telephone: (403) 218-2954
Direct Facsimile: (403) 218-2973
E-mail: llikness@superiorplus.com

February 22, 2007

Securities and Exchange Commission
Judiciary Plaza
450 – 5 Street NW
Washington, DC 20549 USA

Dear Sir or Madam:

Re: Superior Plus Income Fund (the "Company")
File No. 82-34838
Exemption Pursuant to Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the February 22, 2007 news release of the Company.

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Yours truly,
Superior Plus Income Fund

Leanne E. Likness
Superior Plus Income Fund
Assistant Corporate Secretary

/encl.

h:\spif\news\SEC-ltr.doc

Superior Plus

NEWS

TSX: SPF.UN

For Immediate Release

2006 Fourth Quarter and Annual Results Analyst Conference Call – Time Change

Calgary, February 22, 2007... Superior Plus Income Fund (the "Fund") today announced a change in time to 9:30 a.m. EST (7:30 a.m. MST) for its conference call and webcast for investors, analysts, brokers and media representatives scheduled for Wednesday, March 7, 2007 to discuss the 2006 fourth quarter and annual results. The results are expected to be released on March 6, 2007. To participate in the call, dial: 1-800-732-9307. A recording of the call will be available for replay until midnight, April 4, 2007. To access the recording, dial: 1-877-289-8525 and enter the pass code: 21217330 followed by the # key. Internet users can listen to the call live, or as an archived call, on the Fund's website under the "Events and Presentations" section.

For further information about Superior Plus, please visit our website at: www.superiorplus.com or contact:

Theresia R. Reisch
Vice-President, Investor Relations & Corporate Secretary
Tel: (403) 218-2953 / Fax: (403) 218-2973
E-mail: treisch@superiorplus.com
Toll Free: 1-866-490-PLUS (7587)

END